FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response 0.5

1. Name and Address of Reporting Person* Anderson James Thomas	2. Issuer Name and Ticker or Trading Symbol Province Healthcare Company (PRHC; PRV effective 6/5/02)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

(Last) (First) (Middle) 105 Westwood Place, Suite 400	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 5/2002	☐ Director ☒ Officer (give title below) Senior Vice President of Acquisitions and Development	☐ 10% Owner ☐ Other (specify below)
(Street) Brentwood, TN 37027		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More Than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	See Note 1	M		72,392	A	$7.111 per share	4,176 (See Note 3)	D
Common Stock	5/30/02	M		4,501	A	$6.722 per share	4,176	D
Common Stock	5/1/02	S		16,039	D	See Note 4	4,176	D
Common Stock	5/2/02	S		20,312	D	$26.000 per share	4,176	D
Common Stock	5/30/02	S		40,542	D	$25.500 per share	4,176	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-97)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options	$7.111	See Note 1	M			72,392	See Note 2	2/10/09	Common Stock	72,392		37,697 (See Note 3)	D
Employee Stock Options	$6.722	5/30/02	M			4,501	2/25/01	2/10/10	Common Stock	4,501		18,395 (See Note 3)	D
Employee Stock Options	$21.08	3/13/02	A	V	17,080		3/13/02	3/13/02	Common Stock	17,080		17,080	D
Employee Stock Options	$23.50	5/22/02	A	V	51,244		5/22/02	5/22/12	Common Stock	51,244		51,244	D
Explanation of Responses:

Note 1: 16,039 options were exercised on 5/1/02; 20,312 options were exercised on 5/2/02; 36,041 options were exercised on 5/30/02.
Note 2: 2,268 options became exercisable on 2/10/00; 32,427 options became exercisable on 2/10/01; 37,697 options became exercisable on 2/10/02.
Note 3: The number of securities and derivative securities beneficially owned at the end of the month has been adjusted to reflect a 3-for-2 stock split on April 30, 2002.
Note 4: 12,884 shares were sold at $25.80 per share; 3,155 shares were sold at $25.90 per share.

/s/ Tom Anderson	6/10/02

**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Page 2 SEC 1474 (7-97)